UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.14R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

 1.  Name of the issuer                   2.  State whether the notification
                                              relates to (i) a transaction
                                              notified in accordance with
                                              DR3.1.4R(1)(a)
     PEARSON PLC
                                              (ii) DR3.1.4(R)(1)(b) a disclosure
                                              made in accordance with section324
                                              (as extended by section328) of the
                                              Companies Act 1985; or
                                              both (i) and (ii)

                                              BOTH (i) AND (ii)

 3.  Name of person discharging           4.  State whether notification relates
     managerial responsibilities/             to a person connected with a
     director                                 person discharging managerial
                                              responsibilities/director named in
                                              3and identify the connected
                                              person

     GLEN MORENO                              N/A
     (CHAIRMAN)

 5.  Indicate whether the notification    6   Description of shares (including
     is in respect of a holding of the        class), debentures or derivatives
     person referred to in 3or 4above or      or financial instruments relating
     in respect of a non-beneficial           to shares
     interest

     HOLDING                                  AMERICAN DEPOSITORY RECEIPTS
                                              (ADRs)

 7.  Name of registered shareholder(s)    8.  State the nature of the
     and, if more than one, the number        transaction
     of shares held by each of them

     GLEN MORENO                              PURCHASE OF ADRs

 9   Number of shares, debentures or     10.  Percentage of issued class
     financial instruments relating to        acquired (treasury shares of that
     shares acquired                          class should not be taken into
                                              account when calculating
                                              percentage)

     50,000                                   0.006218922%

11.  Number of shares, debentures or     12.  Percentage of issued class
     financial instruments relating to        disposed (treasury shares of that
     shares disposed N/A                      class should not be taken into
                                              account when calculating
                                              percentage) N/A

13.  Price per share or value of         14.  Date and place of transaction
     transaction

     $11.35314                                1 NOVEMBER 2005 USA

15.  Total holding following             16.  Date issuer informed of
     notification and total percentage        transaction
     holding following notification (any
     treasury shares should not be taken
     into account when calculating
     percentage)

     100,000 ADRs 0.012437844 %               1 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.  Date of grant                      18.  Period during which or date on
                                             which it can be exercised

     N/A                                     N/A

19.  Total amount paid (if any) for     20.  Description of shares or debentures
     grant of the option                     involved (class and number)

     N/A                                     N/A

21.  Exercise price (if fixed at time   22.  Total number of shares or
     of grant) or indication that price      debentures over which options held
     is to be fixed at the time of           following notification
     exercise

     N/A                                     N/A

23.  Any additional information         24.  Name of contact and telephone
                                             number for queries: JENNIFER
                                             BURTON, ASSISTANT COMPANY
                                             SECRETARY, 020 7010 2256.
     N/A

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER BURTON
ASSISTANT COMPANY SECRETARY
___________________________________________________________

Date of notification ___1 NOVEMBER 2005________________________________________




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 1 November, 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary